

March 28, 2014

Via E-mail
Herman Yu
Acting Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re: Weibo Corporation**
> **Registration Statement on Form F-1**
> **Filed on March 14, 2014**
> **File No. 333-194589**

Dear Mr. Yu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated March 11, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

General

1.   Please update your summary to discuss briefly your relationship with Ali WB, including the percentage of ordinary shares to be held by Ali WB upon completion of the offering and its right to appoint directors to your board.

Conventions which Apply to this Prospectus, page 9

2.   Please revise to provide exchange rate information as of the most recent practicable date.

Risk Factors

Risks Related to Our Carve-out from SINA and Our Relationship with SINA

"SINA will control the outcome of shareholder actions. . .," page 32

3.   Please disclose SINA's total voting power on an as-converted basis.

Capitalization, page 60

4.   We note from your disclosure on page 58 that you will use $250 million of the offering proceeds to repay loans owed to SINA. Please revise to include pro forma earnings (loss) per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish the SINA loans. Also, include a footnote to your pro forma financial information that supports your calculations of both the numerator and denominator used in your pro forma disclosures. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 76

5.   We note your response to prior comment 16. As previously requested, please tell us if you use monthly MAU and DAU data to observe and manage the business and if so, please tell us why these monthly measures would not be appropriately included in your filing.

Management

Directors and Executive Officers, page 152

6.   Please tell us what consideration you gave to providing here, or in an appropriate location other than risk factors, a comprehensive discussion of the potential conflicts of interest you have identified with respect to your board members or executive officers, allocation of business opportunities identified by your board members or executive officers, and the like. Similarly, tell us how you considered including a discussion of any policies you have adopted to address such potential conflicts.

Related Party Transactions

Transactions with Weibo Interactive, page 162

7.   We note your disclosure that Weibo Interactive provided you with game platform maintenance services in 2012. Please provide your analysis as to whether this agreement

should be filed as an exhibit to the registration statement. In addition, advise if you have any other existing material agreements with Weibo Interactive that should be described in the document and filed as exhibits. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Description of Share Capital, page 163

8.   We note your response to prior comment 19. Please clarify, if true, that the 400,000,000 undesignated shares may be issued as your directors may determine, including as Class A or Class B ordinary shares or preferred shares.

Notes to Combined and Consolidated Financial Statements

Note 14. Financial Instruments

Fair Value of Financial Instruments, page F-37

9.   We note your response to prior comment 26. As previously requested, please tell us and disclose how the estimated life of the option liability takes into account all the expiration conditions disclosed on page F-23. In this regard, based on the disclosure on F-37, expiration of the option liability appears to occur merely with the consummation of a qualified IPO of the company. Please revise as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP